Exhibit 99.1

Attention: Financial Editors	Stock Symbol: (PGF) - TSX
(PGH) - NYSE

PENGROWTH ENERGY INVITES INVESTORS TO INVESTOR DAY ON FRIDAY, JANUARY 11th, 2013

(Calgary, January 2, 2013) /Marketwire/ - Pengrowth Energy Corporation will host its 2013 Investor Day in Calgary on Friday, January 11th, 2013 beginning at 9 A.M. Mountain Time (MT) and continuing for about two hours.  Derek Evans and members of Pengrowth’s senior executive team will provide an update on the company’s operations, recent developments, strategic outlook and the 2013 capital budget.

To register for attendance at the event, participants can contact Pengrowth’s investor relations team at investorrelations@pengrowth.com or calling toll free 1-888-744-1111.

A live webcast of the event will be available for those unable to attend in person. To participate in the webcast, participants may register by visiting
http://www.gowebcasting.com/4038.

We recommend that users access the webcast approximately 10 minutes before the scheduled start time.

An archive of the webcast and accompanying presentation will be available within two hours following the conclusion of the live event on Pengrowth’s website at www.pengrowth.com.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889